Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

ANNOUNCEMENT OF

(1) POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON 15 JUNE 2017

(2) RE-ELECTION IN DIRECTORS AND SUPERVISORS AND

(3) AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Board is pleased to announce that the ordinary resolutions and the special resolution were duly passed by way of poll at the AGM.

Reference is made to the notice (the “AGM Notice”) of annual general meeting (the “AGM”) of Guangshen Railway Company Limited (the “Company”) dated 26 April 2017. Unless otherwise defined, terms used herein shall have the same meaning as defined in the AGM Notice.

POLL RESULTS OF THE AGM

The board of directors (the “Directors” or each a “Director”) of the Company (the “Board”) is pleased to announce that all the resolutions as set out in the AGM Notice were approved by the shareholders of the Company (the “Shareholders”) by way of poll at the AGM. The poll results in respect of the resolutions are as follows:

RESOLUTIONS		Number of votes and percentage
		For	Against	Abstain from voting
THAT the following ordinary resolutions are reviewed and approved
1.	To review and approve the work report of the Board for 2016	3,572,320,291 98.56%	51,582,781 1.42%	574,401 0.02%

RESOLUTIONS		Number of votes and percentage
		For	Against	Abstain from voting
2.	To review and approve the work report of the supervisory committee of the Company (the “Supervisory Committee”) for 2016	3,572,335,591 98.56%	51,584,081 1.42%	557,801 0.02%
3.	To review and approve the audited financial statements of the Company for 2016	3,572,067,641 98.55%	51,785,781 1.43%	624,051 0.02%
4.	To review and approve the profits distribution proposal of the Company for 2016	3,573,370,891 98.59%	50,550,531 1.39%	556,051 0.02%
5.	To review and approve the financial budget of the Company for 2017	3,572,293,441 98.56%	51,582,531 1.42%	601,501 0.02%
6.	To review and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the auditors to the Company for 2017 and authorization of the Board and the audit committee to determine their remunerations	3,572,099,541 98.55%	51,710,581 1.43%	667,351 0.02%
7.	To review and approve the resolutions in relation to the re-election of the executive Directors and non-executive Directors of the eighth session of the Board by adopting the cumulative voting system:
7.1	The re-election of Wu Yong as the executive Director;	3,451,837,983 95.24%	74,062,483 2.04%	5,828,350 0.16%
7.2	The re-election of Hu Lingling as the executive Director;	3,460,538,002 95.48%	74,062,483 2.04%	5,828,350 0.16%
7.3	The re-election of Luo Qing as the executive Director;	3,342,197,821 92.21%	137,146,361 3.78%	46,870,400 1.29%
7.4	The re-election of Sun Jing as the non- executive Director;	3,456,060,671 95.35%	70,059,896 1.93%	5,440,950 0.15%
7.5	The re-election of Yu Zhiming as the non-executive Director; and	3,456,060,671 95.35%	70,059,896 1.93%	5,440,950 0.15%
7.6	The re-election of Chen Jianping as the non-executive Director.	3,460,225,271 95.47%	70,059,896 1.93%	5,440,950 0.15%

RESOLUTIONS		Number of votes and percentage
		For	Against	Abstain from voting
8.	To review and approve the resolutions in relation to the re-election of the independent non-executive Directors of the eighth session of the Board by adopting the cumulative voting system:
8.1	The re-election of Chen Song as the independent non-executive Director;	3,502,725,766 96.64%	23,692,000 0.65%	5,308,450 0.15%
8.2	The re-election of Jia Jianmin as the independent non-executive Director; and	3,502,547,816 96.64%	23,692,000 0.65%	5,331,700 0.15%
8.3	The re-election of Wang Yunting as the independent non-executive Director.	3,513,660,615 96.94%	23,692,000 0.65%	5,313,700 0.15%
9.	To review and approve the resolutions in relation to the re-election of the shareholder representative supervisors of the eighth session of the Supervisory Committee by adopting the cumulative voting system:
9.1	The re-election of Liu Mengshu as the shareholder representative supervisor;	3,477,528,333 95.95%	51,572,483 1.42%	5,341,700 0.15%
9.2	The re-election of Chen Shaohong as the shareholder representative supervisor;	3,513,228,766 96.93%	22,384,000 0.62%	4,938,750 0.14%
9.3	The re-election of Shen Jiancong as the shareholder representative supervisor; and	3,504,269,767 96.68%	22,384,000 0.62%	4,907,750 0.14%
9.4	The re-election of Li Zhiming as the shareholder representative supervisor.	3,474,562,233 95.86%	51,572,483 1.42%	5,341,700 0.15%
10.	To review and approve the remunerations and allowances of Directors of the eighth session of the Board and shareholder representative supervisors of the eighth session of the Supervisory Committee	3,571,533,691 98.54%	51,937,631 1.43%	1,006,151 0.03%
THAT the following special resolution is reviewed and approved
11.	To review and approve the proposed amendments to the Articles of Association of Guangshen Railway Company Limited.	3,300,354,550 91.06%	323,328,222 8.92%	794,701 0.02%

Hong Kong Registrars Limited, the Company’s branch share registrar in Hong Kong, was appointed as the scrutineer for the vote-taking at the AGM.

As at the date of the AGM, the Company has 7,083,537,000 shares in issue (the “Shares”).

The total number of Shares entitling the holders to attend and vote for or against or abstain from voting on the resolutions at the AGM was 7,083,537,000 Shares and there were no Shares in respect of which their holders were entitled to attend and vote only against the resolutions at the AGM. No Shareholders were required to abstain from voting on any resolutions at the AGM.

RE-ELECTION IN DIRECTORS AND SUPERVISORS

The eighth session of the Board and the eighth session of the Supervisory Committee became effective from the conclusion of the AGM and will expire on the election of the nineth session of the Board and the nineth session of the Supervisory Committee.

In addition, as approved by the third meeting of the fourth session of the trade union committee of the Company, Zhou Shangde and Song Min have been re-elected as employee representative supervisors of the Company with effect from 15 June 2017.

The Board resolved (i) the appointment of Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting as members of the audit committee of the Company and Mr. Chen Song as the Chairman of such committee; (ii) the appointment of Mr. Wu Yong, Mr. Hu Lingling, Mr. Chen Song, Mr. Jia Jianmin and Mr. Wang Yunting as members of the remuneration committee of the Company and Mr. Chen Song as the Chairman of such committee; and (iii) the appointment of Mr. Wu Yong as the chairman of the eighth session of the Board. The Supervisory Committee resolved the appointment of Mr. Liu Mengshu as the chairman of the eighth session of the Supervisory Committee.

Biographies of Mr. Zhou Shangde and Ms. Song Min are set out below:

Zhou Shangde, male, aged 46, is a postgraduate at the Party School of CPC and is a political engineer. Mr. Zhou has been serving the railway industry since 1994 and has served as the secretary of the Communist Youth League of the then Shenzhen North Station (Now Sungang Station) of the Company, deputy chief of the organization and human resources department of the Company, director of the party committee office of the Company, chairman of the trade union of the integrated service centre of the Company, deputy head of the human resource office of Guangzhou Railway (Group) Company (“GRGC”), deputy office manager and concurrently director of the reception office of GRGC, chief party secretary of office administration of GRGC, party secretary and station master of Shenzhen station of the Company and other posts. Since December 2014, he has been the station master and party secretary of the Shenzhen North Station.

Song Min, female, aged 46, graduated in accounting from Lanzhou University, holds a bachelor degree and is an accountant. Ms. Song has been serving the railway industry since 1991 and has served as the deputy manager of the operating finance office, department of finance of Qing-hai Tibet Railway Company, deputy office director and finance director of Qinghai Tibet Railway Public Security Bureau, vice officer supervisor of Qinghai-Tibet Railway Company Annuity Council, vice consultant of department of financial management of the State Taxation Bureau of Qinghai Province, senior manager of Petrol China Guangdong Sales Company Shenzhen Branch and other posts. Since November 2012, he has been the chief of Department of Audit of the Company.

The biographies of Directors of the eighth session of the Board and shareholder representative supervisors of the eighth session of the Supervisory Committee are set out in the circular issued by the Company on 26 April 2017.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The amended Articles of Association of the Company became effective from the conclusion of the AGM.

PAYMENT OF 2016 FINAL DIVIDEND

A final cash dividend of RMB0.08 per Share (pre-tax) will be distributed to all H shareholders whose names appeared on the register of members of H Shares of the Company on Wednesday, 28 June 2017. The registers of members of the Company will be closed from Friday, 23 June 2017 to Wednesday, 28 June 2017 (both days inclusive). For any holders of H shares of the Company to be qualified for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, 22 June 2017.

The Company would like to make the following statements in respect of the distribution of the Company’s final dividends:

Dividends payable to holders of H Shares are calculated in Renminbi and paid in Hong Kong dollars based on the following formula:

The Renminbi value of the final dividend
Final Dividend in Hong Kong Dollars	=	The average closing exchange rate of Renminbi to Hong Kong dollars as declared by the People’s Bank of China during the calendar week preceding the date on which the dividend was declared

In respect of the Company’s 2016 final dividends to be paid to holders of H Shares, the average closing exchange rate of Hong Kong dollars to Renminbi as quoted by the People’s Bank of China during the calendar week preceding the date on which the dividend was declared (which was 15 June 2017) was HK$1.00 to RMB0.87142. Therefore, the dividend per H Share of the Company, being RMB0.08, will be HK$0.09180.

According to the requirements of the Income Tax Law of the People’s Republic of China effective from 1 January 2008 and the implementation rules thereof and the Notice on the Issues concerning Withholding the Enterprise Income Tax on the Dividends Paid by Chinese Resident Enterprises to H Share Holders which are Overseas Non-resident Enterprises (Guo Shui Han [2008] No. 897) issued by the State Administration of Taxation on 6 November 2008, the dividend for 2016 payable to the non- resident enterprise shareholders whose names appear on the registers of members of the Company’s H Shares is subject to a withholding tax at a rate of 10%. Any Shares registered in the name of the non-individual registered shareholders, including HKSCC Nominees Limited, other nominees or trustees and other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax of 10%.

According to the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa [1993] No. 045 (Guo Shui Han [2011] No. 348) issued by the State Administration of Taxation on 28 June 2011 and the Letter on the Tax Arrangements on Dividends Paid to Hong Kong Residents by Mainland Companies issued by The Stock Exchange of Hong Kong Limited on 4 July 2011, when domestic companies other than foreign invested enterprises which issue shares in Hong Kong distribute dividends to their shareholders, the individual shareholders in general will be subject to a withholding tax at a rate of 10%. When the Company distributes the 2016 final dividend to all individual holders of H Shares whose names appear on the registers of members of the Company’s H Shares on Wednesday, 28 June 2017, such dividend will be subject to the individual withholding tax at a rate of 10%. However, if otherwise provided by tax laws, relevant tax treaties or notices, the tax will be withheld in accordance with the relevant requirements and tax levy and administration requirements.

According to the relevant requirements of the Notice Regarding Tax Policies Related to the Shanghai-Hong Kong Stock Connect (Finance Tax [2014] No. 81) jointly published by the Ministry of Finance, State Administration of Taxation and China Securities Regulatory Commission, the Company shall withhold an individual income tax at the rate of 20% on dividends derived from the H-Shares of the Company acquired from The Stock Exchange of Hong Kong Limited through the Shanghai-Hong Kong Stock Connect by mainland individual investors. Reference shall be made to individual income tax regulations for dividends received by mainland securities investment funds from shares acquired from Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect. Dividends received by mainland enterprises investors from shares acquired from Hong Kong Stock Exchange through Shanghai-Hong Kong Stock Connect shall be included in their total income and subject to enterprise income tax. The Company shall not withhold income tax on dividends to mainland enterprise investors who shall report and pay their income tax.

Pursuant to the Circular on Tax Policies Concerning the Pilot Programme of the Shenzhen and Hong Kong Stock Connect (Cai Shui [2016] No. 127) jointly issued by the Ministry of Finance, the State Administration of Taxation and China Securities Regulatory Commission, for dividends received by domestic individual investor from investing in the Company’s H shares listed on the Hong Kong Stock Exchange through Shenzhen-Hong Kong Stock Connect, the Company is obliged to withhold personal income tax on behalf of domestic individual investor at a tax rate of 20% when the Company shall apply to China Securities Depository and Clearing Corporation Limited for the registrar of domestic individual investors. The Company will not withhold the income tax on dividend for the domestic enterprise investors, and the tax payable shall be declared and paid by the domestic enterprise investors.

The Company has appointed Bank of China (Hong Kong) Trustees Company Limited as the receiving agent (“Receiving Agent”) of the holders of H Shares in Hong Kong to receive on behalf of the holders of H Shares in Hong Kong dividends declared in respect of the H Shares and to hold the same pending payment in trust for the holders of H Shares. Dividends payable to holders of H Shares will be paid by the Receiving Agent and dispatched on or before 14 August 2017. Dividends distributed to the holders of H Shares by mail shall be posted at the risk of the recipients.

By Order of the Board
Guangshen Railway Company Limited
Guo Xiangdong
Company Secretary

Shenzhen, the PRC, 15 June 2017

As at the date of this announcement, the Board of the Company consists of:

Executive Directors

Wu Yong

Hu Lingling

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Chen Jianping

Independent Non-executive Directors

Chen Song

Jia Jianmin

Wang Yunting